EXHIBIT 99.0

WGL HOLDINGS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Twelve Months Ended March 31, 2002
(Dollars in Thousands)
(Unaudited)

FIXED CHARGES:
Interest Expense	$45,972
Amortization of Debt Premium,
Discount and Expense	(20)
Interest Component of Rentals	12
Total Fixed Charges	$45,964

EARNINGS:
Net Income	$47,334
Add:
Income Taxes Applicable to Utility Operating Income	38,845
Income Taxes Applicable to Non-Utility Operating Income	1,972
Income Taxes Applicable to Other Income (Expenses)-Net	2,229
Total Fixed Charges	45,964

Total Earnings	$136,344

Ratio of Earnings to Fixed Charges	3.0